U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 29, 2021

VIA EDGAR TRANSMISSION

Mr. John K. Kernan and Ms. Jaea F. Hahn
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-261355)
Investment Company Act Registration No: 811-23724
Cromwell CenterSquare Real Estate Fund (S000074018)

Dear Mr. Kernan and Ms. Hahn

The purpose of this letter is to respond to verbal comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on December 13, 2021 and on December 20, 2021. The Staff’s comments were provided regarding Form N-14 filed on November 24, 2021. The Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the AMG Managers CenterSquare Real Estate Fund (the “Target Fund”) a series of AMG Funds I, into the Cromwell CenterSquare Real Estate Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

Tax/Accounting Comments

Staff Comment 1: Under Rule 488, the requirements for a Form N-14 filing require that the filing be materially complete, and due to the omissions in the Capitalization Table, the Staff deems the filing to be incomplete. Accordingly, please file a delaying amendment to the Form N-14. Upon completing the data in the Capitalization Table, please file an amended Form N-14.

Response: The Trust responds by confirming that it has filed a delaying amendment to the Form N-14 (see SEC Accession No. 0000894189-21-008642). The Trust has also filed herewith an amendment to Form N-14 that properly has the data in the Capitalization Table as of an appropriate date.

Staff Comment 2: The disclosure required under Rule S-X 611 (D-1, D-2 and D-3) should be added to the SAI.

Response: The Trust responds by adding the second sentence below to the referenced paragraph on page 2 of the SAI:

Pro forma financial statements are not presented as the Target Fund is being combined with the Acquiring Fund, a newly-created series of Total Fund Solution (the “Trust”), which does not have any assets or liabilities. The Reorganization will not result in (1) a material change to the Acquiring Fund’s investment portfolio due to investment restrictions, or (2) a change in accounting policies.

Staff Comment 3: Please confirm supplementally that the right of the Adviser to recapture previously waived and/or reimbursed fees and expenses will not be carried forward from the Predecessor Fund to the Acquiring Fund.

Response: The Trust responds that the right of recapture of previously waived and/or reimbursed fees and expenses will not be carried forward from the Predecessor Fund to the Acquiring Fund.

Staff Comment 4: Page 17 of the Form N-14 outlines that the Target Fund may sell portfolio securities in connection with the Reorganization by stating “Although there is not expected to be any rebalancing of the Target Fund’s portfolio in connection with the Reorganization, the Target Fund may sell portfolio securities in connection with the Reorganization.” Please expand upon this disclosure to provide an estimate of the amount of securities that may be sold and any related transaction costs or tax effects.

Response: The Trust responds by revising the referenced disclosure to read as follows:

The Target Fund does not intend to sell portfolio securities in connection with the Reorganization. In the event the Target Fund sells any portfolio securities in connection with the Reorganization, the actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Target Fund’s tax basis in such assets. The explicit transaction costs associated with any repositioning of the Target Fund’s portfolio in connection with the Reorganization will be borne by the Funds. Any capital gains recognized in these sales, after reduction by any available losses (including losses recognized in the taxable year in which such sales occur), will be distributed to shareholders as capital gain dividends (to the extent of net realized long-term capital gains in excess of net realized short-term capital losses) or ordinary dividends (to the extent of net realized short-term capital gains in excess of net realized long-term capital losses).

Legal Comments

Staff Comment 1: As a reminder, please note that the N-14 is not permitted to incorporate by reference the prospectus and SAI of the Acquiring Fund if they are not yet effective.

Response: The Trust responds by confirming it will not incorporate by reference any materials that are not yet effective.

Staff Comment 2: In the Question and Answer section, the Staff observed that in response to the second question, “What is the purpose of the Reorganization,” it states that “...upon recommendation of AMGF, the AMG Funds I Board approved the Plan...” The Staff questions whether the statement should be rephrased to state that the Reorganization is recommended by the Board, not the Adviser. Please confirm or correct the discussion as necessary.

Response: The Trust responds by confirming the disclosure is accurate as written. While AMGF recommended the Reorganization to the AMG Funds I Board, the Board approved it and then, in turn, recommended the Reorganization to the Fund’s shareholders.

Staff Comment 3: Please confirm that a final Agreement and Plan of Reorganization will be filed within a reasonable amount of time after it has been finalized.

Response: The Trust responds by confirming that a final version of the Agreement and Plan of Reorganization is contained within the amended Form N-14 filed herewith as Appendix A to the Combined Proxy Statement and Prospectus. The Agreement is dated March 7, 2022, the current anticipated date of the Reorganization.

Staff Comment 4: Please update the Part C Exhibit Index to reference the correct Agreement & Declaration of Trust filing date.

Response: The Trust responds by correcting the cross reference to the Amended and Restated Agreement & Declaration of Trust as requested.

Staff Comment 5: In the Fees and Expenses table under “Summary Comparison of the Funds,” please consider adding a footnote for the fee waiver & expense limitation agreement for the Target Fund.

Response: The Trust responds by directing the Staff’s attention to Footnote 2 under the Fees and expenses table that references the expense cap in place for the Target Fund and explains that AMGF, the investment adviser, is eligible to recoup expenses waived under the agreement.

Staff Comment 6: Please confirm supplementally that AMGF will not be able to recoup fees previously waived or expenses reimbursed to the Fund after the Reorganization.

Response: The Trust responds by confirming supplementally that AMGF, the investment adviser to the Target Fund will not be able to recoup fees waived or expenses paid after the Reorganization. The Trust notes that this is further confirmed by disclosure in footnote 2 to the Fees and Expenses table that states:

The contractual expense limitation may only be terminated in the event AMGF or a successor ceases to be the investment manager of the Target Fund or a successor fund, by mutual agreement between AMGF and the AMG Funds I Board or in the event of the Target Fund’s liquidation unless the Target Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Target Fund.

Staff Comment 7: In the table under “Effect of the Reorganization”, please confirm if any shareholder rights are different between the two entities given that the Trust for the Target Fund is formed under the Commonwealth of Massachusetts and the Trust for the Acquiring Fund is formed under the State of Delaware.

Response: The Trust responds by enhancing the “Rights of the Funds’ Shareholders” section to provide a more fulsome discussion of the differences between the two entities given the different states of formation. See Appendix A to this letter.

Staff Comment 8: In the table under “Effect of the Reorganization,” please compare the risk return profiles of the Target and Acquiring Funds.

Response: The Trust responds by adding the following sentence to the paragraph after the comparison table:

The principal investment risks of the Acquiring Fund will also be materially identical to those of the Target Fund, except for the New Adviser Risk, Exchange-Traded Fund Risk and High Portfolio Turnover Rate Risk described under “Comparison of Principal Risks” below.

Staff Comment 9: If Exchange-Traded Fund Risk is a principal risk, please include operational ETF risks, reliance on authorized participants to make the market and note that the market price of the ETF may vary from the price of the underlying security particularly in time of market stress and market price during periods of stress disclosure.

Response: The Trust responds by enhancing the ETF risk language as suggested. It now reads as follows:

Exchange-Traded Fund Risk—The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. ETFs also have management fees that increase their costs versus the costs of owning the underlying securities directly. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds (1) the market price of the ETF’s shares may trade at a discount to their net asset value; (2) an active trading market for an ETF’s shares may not develop or be maintained due to a limited number of market makers or Authorized Participants; and (3) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in securities prices) halts trading generally.

Staff Comment 10: In the “Management Comparisons” section, please briefly discuss the Section 15f-4 Safe Harbor provisions.

Response: The Trust responds by adding the Safe Harbor provisions as requested:

Section 15(f) of the 1940 Act
Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities of, or a sale of any other interest in, such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, at least seventy-five percent (75%) of the board of directors of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto. The Board of Trustees of the Acquiring Fund will satisfy the first condition at the time of the Reorganization. Cromwell has agreed not to take any action that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the 1940 Act not to be met in connection with the Reorganization.

Staff Comment 11: Please ensure that the “Board Considerations” discussion addresses any factors the Board considered that weighed against the Reorganization.

Response: The Trust has confirmed with AMG Funds I that it believes the “Board Considerations” discussion, as written, appropriately describes the factors that the Board weighed.

Staff Comment 12: Please discuss whether the Board discussed any factors relevant to the experience of the Adviser.

Response: The Trust has revised the third paragraph disclosure under the heading “Board Considerations” to add the second sentence to the paragraph shown below:

The Trustees discussed the ability of Cromwell and CenterSquare to provide quality services with opportunities for economies of scale due to the marketing and infrastructure of TFS. The Trustees noted that Cromwell is a newly organized investment adviser and considered the industry experience and resources that the founder of Cromwell and its related entities bring to Cromwell. The Trustees considered the performance record of the Target Fund and CenterSquare and the portfolio characteristics of the Target Fund.

Staff Comment 13: Similar to Accounting Comment No. 4 above, please confirm supplementally whether there will be any repositioning of the portfolio holdings in connection with the Reorganization, and if so, state who will be bearing the costs of such repositioning.

Response: The Trust responds by directing the Staff to the response to Accounting Comment No. 4 above. Additionally the Trust confirms that the Funds would bear the costs should there be any repositioning of the portfolio holdings.

Staff Comment 14: Under the section, “Key Information about the Proposed Reorganization,” please strike the phrase that reads: “however, this summary is qualified in its entirety by reference to the Plan, a form of which is attached to this Proxy Statement as Appendix A.”

Response: The Trust responds by removing the phrase as requested.

Staff Comment 15: Please include a comparison of shareholder rights for derivative actions and any provisions excluded under Federal law as outlined in the Amended and Restated Agreement and Declaration of Trust for the Acquiring Fund.

Response: The Trust responds by including the requested disclosure. See Appendix A to this letter.

* * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
____________________
Elaine E. Richards
Secretary
Total Fund Solution

Appendix A

Comparison of Rights of the Funds’ Shareholders
The Target Fund is a series of AMG Funds I, which is a Massachusetts voluntary association (commonly known as a business trust). The Acquiring Fund is a series of TFS, which is a Delaware statutory trust. The Target Fund is governed by the Amended and Restated Agreement and Declaration of Trust dated December 13, 2013, as amended (“Target Fund’s Declaration”), its bylaws and Massachusetts law. The Acquiring Fund is governed by an Amended and Restated Agreement and Declaration of Trust dated October 5, 2021, (“Acquiring Fund’s Declaration”), its bylaws and Delaware law. Information about the shareholder rights provided for in each Fund’s governing instruments and governing law is provided below.

Shares. The trustees of the Target Fund and the Acquiring Fund each have the power to issue shares without shareholder approval. The governing instruments of the Target Fund and the Acquiring Fund indicate that the amount of shares that the Target Fund and the Acquiring Fund each may issue is unlimited. Shares of the Target Fund and the Acquiring Fund have no preemptive rights.

The shareholders of AMG Funds I are entitled to one vote for each whole share held of the Target Fund (or a class thereof) (or a proportionate fractional vote in respect of a fractional share), on matters on which shares of the Target Fund (or a class thereof) shall be entitled to vote. Each share of the Target Fund represents an equal proportionate interest in the Target Fund with each other share. Upon liquidation of the Target Fund, shareholders are entitled to share pro rata in the net assets of the Target Fund available for distribution to such shareholders. Shares of the Target Fund have no preemptive or conversion rights. The rights of redemption and exchange are described in the Target Fund Prospectus and the Target Fund SAI. For a description of other significant attributes of shares of the Target Fund, see “Choosing a Share Class” in the Target Fund Prospectus and “Other Information - Description of Shares” in the Target Fund SAI, which are incorporated by reference herein.

Shares of the Acquiring Fund have equal voting rights. Acquiring Fund shares are freely transferable. Shares of the Acquiring Fund will not have preemptive rights or cumulative voting rights, and none of the shares will have any preference to conversion, exchange, dividends, retirements, liquidation, redemption, or any other feature. For a description of other significant attributes of shares of the Acquiring Fund, see “Description of Shares” in the Proxy Statement SAI.

Shareholder Meetings. Neither of the Funds is required to hold annual meetings of shareholders. Shareholder meetings for AMG Funds I or any or all series or classes may be called by the Trustees of AMG Funds I from time to time for the purpose of (i) taking action upon any matter requiring the vote or authority of the shareholders of AMG Funds I or such series or classes as provided in the Target Fund’s Declaration or for such other purposes as may be prescribed by law, by the Target Fund’s Declaration or by the Target Fund’s By-Laws; and (ii) taking action upon any other matter deemed by the Trustees to be necessary or desirable. Shareholder meetings for the Acquiring Fund may be called at any time by the Chairman, President, Secretary or by a majority of the Board of Trustees, for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders of the Trust or of any series or class as herein provided or provided in the Declaration of Trust or upon any other matter as to which such vote or authority is deemed by the Trustees or the President to be necessary or desirable.

Quorum. The governing instruments of the Acquiring Fund provide that, except as otherwise required by the 1940 Act or other applicable law, 33⅓% of the shares present in person or represented by proxy and entitled to vote at a shareholder meeting shall constitute a quorum. The governing instruments of the Target Fund provide that, except when a larger quorum is required by law, by the Target Fund’s By-Laws or by the Target Fund’s Declaration, 10% of the shares entitled to vote shall constitute a quorum for the transaction of business at a shareholders’ meeting, except that where any provision of law or of the Target Fund’s Declaration or the Target Fund’s By-Laws requires that holders of any series or class shall vote as a series or class, then 10% of the aggregate number of shares of that series or class entitled to vote shall be necessary to constitute a quorum for the transaction of business by that series or class.

Adjournment of Shareholder Meetings. The governing instruments of the Target Fund provide that any meeting of shareholders may, by action of the chairman of the meeting, be adjourned from time to time, whether or not a quorum is present, and that any adjourned session or sessions may be held, any time after the date set for the original meeting, without the necessity of further notice. The governing instruments of the Acquiring Fund provide that if a quorum is not present or represented at any meeting of the shareholders, the holders of a majority of the votes present or in person or by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented to a date not more than 120 days after the original record date.

Vote Required. The governing documents of the Target Fund and the Acquiring Fund provide that, except as otherwise required by applicable law or the governing documents, if a quorum is present at any meeting, a majority of the shares voted decide any question, except a plurality vote is necessary for the election of trustees.

The governing instruments of the Target Fund further provide that (i) where any provision of law or of the Target Fund’s Declaration or the Target Fund’s By-Laws requires that the holders of any series or class shall vote as a series or class, then a majority of the shares of that series or class voted on the matter (or such larger proportion thereof as shall be required by any provision of law or the Target Fund’s Declaration or the Target Fund’s By-Laws or the Trustees) shall decide that matter insofar as that series or class is concerned; (ii) if any question on which the shareholders are entitled to vote would adversely affect the rights of any class of shares, the vote of a majority (or such larger vote as is required by any provision of the Target Fund’s Declaration or the Target Fund’s By-Laws or by applicable law) of the shares of such class which are entitled to vote, voting separately, shall be required to decide such question, and (iii) from time to time, the Trustees may fix the number of Trustees or fill vacancies in the Trustees, including vacancies arising from an increase in the number of Trustees.

The governing instruments of the Acquiring Fund further provide that (i) any vacancy in the TFS Trustees, including any vacancy created by the Board in connection with an increase in the number of Trustees constituting the Board, on the Board of Trustees may be filled by a majority vote of the Board of Trustees, although less than a quorum, subject to the requirements of Section 16(a) of the 1940 Act; and (ii) if an approval is required by the 1940 Act, then, except for the election of trustees, the vote required by the 1940 Act is the lesser of (a) 67% or more of the shares present at the meeting, if the holders of more than 50% of the outstanding shares entitled to vote are present or represented by proxy; or (b) more than 50% of the outstanding shares entitled to vote.

Removal of Trustees by Shareholders. The governing instruments of the Target Fund provide that, at any meeting called for the purpose, an AMG Funds I Trustee may be removed by vote of the holders of two-thirds of the outstanding shares. The governing instruments of the Acquiring Fund provide that the shareholders may remove Trustees at any meeting of shareholders called by the Trustees for that purpose.

Personal Liability of Shareholders. The governing instruments for the Target Fund and the Acquiring Fund generally provide that shareholders will not be subject to personal liability for the obligations of a Fund. The governing instruments of the Acquiring Fund further provide that shareholders shall have the same limitation of personal liability as is extended to shareholders of a private corporation for profit incorporated in the State of Delaware, to the extent that such limitation of liability is greater than the limitation of liability specifically provided in governing instruments. The governing instruments of the Target Fund further provide that neither AMG Funds I nor the Trustees, nor any officer, employee or agent of AMG Funds I, shall have any power to bind personally any shareholder, nor except as specifically provided in the Target Fund’s Declaration to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay. The governing instruments of the Target Fund also provides that all persons extending credit to, contracting with or having any claim against AMG Funds I or any series or class shall look only to the assets of AMG Funds I, or, to the extent that the liability relates to assets of a particular series or class, only to the assets belonging to the relevant series or attributable to the relevant class, for payment under such credit, contract or claim, and neither the shareholders nor the Trustees, nor any of the officers, employees or agents, whether past, present or future, as such, shall be personally liable therefor.

Amendments of Governing Instruments. Except as otherwise required by applicable law or the governing documents, the AMG Funds I Board and the Acquiring Fund Board generally have the right to amend the governing instruments without shareholder approval. Shareholder approval is required for an amendment to the Target Fund’s Declaration or the Acquiring Fund’s Declaration which would materially adversely affect the shareholders’ right to vote. Except as otherwise required by applicable law or the governing documents, the bylaws of the Target Fund or the Acquiring Fund may be amended, and/or restated at any time, without shareholder approval by vote of a majority of the Trustees of the applicable Trust.

Derivative Actions. The governing instruments of the Target Fund state that no shareholder will have the right to bring or maintain any court action, proceeding or claim on behalf of AMG Funds I or any series without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim, with limited exceptions. The Trustees shall consider such demand within 45 days of its receipt by AMG Funds I. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of AMG Funds I or series, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders.

The governing instruments of the Acquiring Fund state that a shareholder may only bring a derivative action if (i) the complaining shareholder was a shareholder of the Trust or the affected series or class, as applicable, at the time of the action; (ii) the shareholder was a shareholder of the Trust or the affected series or class, as applicable, as of the time of the demand; and (iii) prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected series or class, as applicable, to file the action itself. The Declaration of Trust details information, certifications, undertakings, and acknowledgments that must be included in the demand. The Declaration of Trust also requires that, in order to bring a derivative action, the complaining shareholders must be joined in the action by shareholders representing no less than a majority of the then outstanding shares of the affected series or class to which such action relates if it does not relate to all series and classes. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least a majority of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws. If the demand for derivative action has been considered by the Trustees, and after considering the merits of the claim, the Trustees have determined that maintaining a suit would not be in the best interests of the Trust or the affected series or class, as applicable, the complaining shareholders will be barred from commencing the derivative action (this provision does not apply to claims arising under the federal securities laws). The Trust will inform the complaining shareholders of any decision reached within five business days of reaching its decision.